UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
PieShell LLC (f/k/a FundaFeast LLC)

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
July 28, 2015

Physical address of issuer
15 Abingdon Square Suite 31
New York, NY 10014

Website of issuer
http://www.pieshell.com

Name of intermediary through which the Offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
000170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
5.0% of the Securities being issued in this Offering

Type of security offered
Crowd Note

Target number of Securities to be offered
25,000

Price (or method for determining price)
Determined in conjunction with a Broker-Dealer.

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
November 17, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$ 10,701.00	$ 12,370.00
Cash & Cash Equivalents	$ 2,905.00	$ 370.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$ 3,872.00	$0.00

Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$108,241.00	-$45,630.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

September 13, 2017

FORM C

Up to $1,070,000.00

PieShell LLC

pie : shell

Crowdfunding for food + beverage!

Up to $1,070,000 of Crowd Notes

PieShell LLC ("PieShell," "the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the company must reach its Target Amount of $25,000 by November 17, 2017. The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $200,000 under the Combined Offerings (the "Closing Amount") by November 17, 2017, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The company will accept oversubscriptions in excess of the Target Amount up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to November 17, 2017, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased under Regulation CF is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities.*" In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through SI Securities LLC (the "Intermediary"). The Intermediary will be entitled to receive a cash fee consisting of a 7.5% commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing, and 5.0% of the Securities being issued in this Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$500.00	$37.50	$462.50

Target Offering Amount	$25,000.00	$1,875.00	$23,125.00
Minimum Combined Offering Amount	$200,000.00	$15,000.00	$185,000.00
Aggregate Maximum Offering Amount	$1,070,000.00	$80,250.00	$989,750.00

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at http://www.pieshell.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is September 13, 2017.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF

TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-

looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: http://www.pieshell.com.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

PieShell LLC (f/k/a FundaFeast LLC) (the "Company") is a Delaware limited liability company, formed on July 28, 2015.

The Company is located at 15 Abingdon Square Suite 31, New York, NY 10014.

The Company's website is http://www.pieshell.com.

The information available on or through our websites are not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

PieShell is a donation based crowdfunding platform built specifically for food and beverage entrepreneurs. The platform connects food and beverage entrepreneurs with food and beverage enthusiasts to bring new ideas and products to life. The PieShell community's key attributes include passion for food and beverage, innovation in the segment, and giving.

The Offering

Minimum aggregate amount of Crowd Notes being offered	200,000
Total Crowd Notes outstanding after Offering (if minimum aggregate amount reached)	$200,000.00
Maximum amount of Crowd Notes	1,070,000
Total Crowd Notes (if maximum amount reached)	$1,070,000.00
Minimum investment amount per investor	The minimum investment is this offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.
Offering deadline	November 17, 2017
Use of proceeds	See the description of the use of proceeds on page 19 hereof.
Voting Rights	See the description of the voting rights on page 25 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

PieShell faces competition from other companies in the crowdfunding space. Existing companies that engage in the CPG and food crowdfunding business or are within the crowdfunding space could introduce new or enhance existing products. If PieShell is able to establish a market around its product, it may find that larger, better-funded companies may enter the market, which could negatively impact PieShell's growth.

PieShell is targeting a new and unproven segment within the crowdfunding market. Historically, food and beverage rewards based crowdfunding campaigns have met limited success on rewards based crowdfunding platforms. The Company may find that the demand for backing food and beverage campaigns is smaller than anticipated which could negatively impact the Company's growth.

PieShell has only launched a small number of successful campaigns which have generated limited revenue. The Company will need to significantly scale the number of campaigns it supports, to generate meaningful revenue. PieShell has yet to demonstrate that it is able to generate enough leads and support the a number of campaigns in order to achieve this scale.

The Company is predicting an 80% success rate and an average raise of $15,000 for non-restaurant campaigns and $75,000 for restaurant campaigns. PieShell claims that an 80% success rate is an accepted industry average for "vetted" rewards based campaigns. There is mixed data to back this claim. The average raise amounts are also aggressive, given that on Kickstarter, a comparable rewards based crowdfunding platform, 68.7% of successful campaigns have raised less than $10,000.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new Company encounters. We were organized under the laws of Delaware on July 28, 2015, under our former name FundaFeast LLC, and we have been operational since October 4, 2016. Accordingly, we have limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The crowdfunding industry is becoming increasingly competitive and the Company does and will continue to compete with larger, better financed entities, which could impact the Company's ability to operate profitably. These competitors are capable of supporting greater project flow, marketing activity, and customer support than the Company, because they are better financed and staffed, and have longer track records and resources at their disposal. These companies also have the resources to easily adopt our ideas and implementations, and compete to acquire our customer base. Moreover, some of these competitors may not face the same competition that the Company will because their target audiences are more broadly defined.

The food and beverage vertical within the reward-based crowdfunding segment of the crowdfunding industry is highly competitive. We compete with major international crowdfunding platforms that, like our Company, operate in multiple geographic areas. In the United States, where we currently operate, Kickstarter and Indiegogo are our largest competitors. Our ability to gain or maintain a meaningful share of food and beverage crowdfunding campaigns in the overall reward-based crowdfunding market may be limited as a result of actions by our competitors.

The Company's success depends on the experience and skill of its single manager, sole executive officer, and key employees. In particular, the Company is dependent on Cheryl Clements who is its sole manager and CEO of the Company. The Company has entered into an at-will executive employment agreement with Ms. Clements, although there can be no assurance that she will continue to be employed by the Company. The loss of Ms. Clements would harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, including its sole Director and Officer, the Company does not have any key man life insurance policies on any such people. The Company is dependent on Cheryl Clements in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Cheryl Clements were to die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person would negatively affect the Company and its operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

A majority of the Company is owned by a single owner. Prior to the Offering, the Company's current majority owners beneficially owns approximately 95% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, this majority owner may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. This person may have interests that are different from yours. For example, this owner may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Quality management plays an essential role in determining and meeting customer requirements and the expectations of our donors, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance, if applicable, or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

In general, demand for the products listing on our crowdfunding platform and our crowdfunding services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for those products and our services.

The Company intends to use a portion of the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use this portion of the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate with respect to general working capital. The net proceeds from this Offering will be used for the purposes described herein, which our management deems to be in our best interests to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. Further, the Company may choose to amend the use the proceeds, depending on future events, in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and contractors and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Changes in government regulation could adversely impact our business.
The internet industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, the businesses fundraising on our platform are also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our products are regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We maintain and rely extensively on information technology systems and network infrastructures for the effective operation of our business.
We also hold large amounts of data in various data center facilities upon which our business depends. A disruption, infiltration or failure of our information technology systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security and loss of critical data, which in turn could materially

adversely affect our business. Our security procedures, such as virus protection software and our business continuity planning, such as our disaster recovery policies and back-up systems, may not be adequate or implemented properly to fully address the adverse effect of such events, which could adversely impact our operations.

Our business could be adversely affected to the extent we do not make the appropriate level of investment in our technology systems as our technology systems become out-of-date or obsolete and are not able to deliver the type of data integrity and reporting we need to run our business. Furthermore, when we implement new systems and or upgrade existing systems, we could be faced with temporary or prolonged disruptions that could adversely affect our business.

Our financial statements include a "going concern" note. The Company has not yet generated profits, has sustained net losses of $108,241 and $45,630 during the years ended December 31, 2016 and 2015, respectively. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the company to continue as a going concern for a reasonable period of time.

Risks Related to the Securities

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the Securities Act or a financing using preferred shares), the notes will convert into a yet to-be determined class of preferred stock. The notes will convert at a discount of 15%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time of conversion, if any, might value the Company at an amount well below the $3 million valuation cap, so you should not view the $3 million as being an indication of the Company's value. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized a preferred class of membership interest, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-Major Investor under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings. Therefore, you will not have the same anti-dilution protections as Major Investors.

You will be bound by an investment management agreement, which limits your voting rights. As a result of purchasing the notes, all non-Major Investors (including all investors investing under Regulation CF) will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may

require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes or majority of the shares of the preferred equity the notes will convert into, vote to terminate the agreement.

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Purchasers who are not Major Investors will not be entitled to any inspection rights or information other than those required by Regulation Crowdfunding. Unless you are a Major Investor, you will not have the right to inspect the books and records of the Company or receive financial or other information beyond what is required by Regulation Crowdfunding as convertible note holders are not considered shareholders. Other equity holders may have such rights. Regulation Crowdfunding requires only the provision of an annual report on Form C-AR and no additional information. This lack of information could put convertible note holders at a disadvantage compared to other security holders.

Any valuation at this stage is difficult to assess.
Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Your ownership of the Conversion Shares will be subject to dilution.
Owners of the Convertible Notes and, upon conversion, the conversion shares, do not have preemptive rights. If the Company conducts subsequent Offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the

Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

There may be additional risks of which we are not aware or that we cannot foresee.
In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
PieShell is an online funding platform focused on the food and beverage segment. The platform connects food and beverage entrepreneurs with food and beverage enthusiasts to bring new ideas and products to life. The PieShell community's key attributes include passion for food and beverage, innovation in the segment, and giving.

For our audience of driven founders, we have delivered a suite of tools that makes their projects shine, a community that will support and guide them, and easy ways for funders to contribute. Specifically, the Company helps to support the success of food and beverage projects listed on its internet platform by taking an incubation approach and observing the stepping-stone model.

- The Incubation Model: PieShell's incubation method prepares prospective campaigns for launch on the PieShell platform, thereby increasing their chances of success vis-à-vis traditional crowdfunding platforms. It achieves this result by following its proprietary "Project Blueprint", which establishes launch requirements and guides projects through the nuances of launching a successful campaign on PieShell.

- The Stepping-Stone Model: PieShell's stepping-stone model supports a campaigner's financial success post-launch. Campaigners share three financial stepping--stones with their audience. The first stepping-stone is a campaigner's most critical ask, the second is your next most critical, and your third is your wish list item. If your project is super-successful you will raise more money than all three of your individual targets combined.

PieShell's Incubation Model Explained
75% of food and beverage donation based crowdfunding campaigns fail on traditional crowdfunding platforms. This is partially because traditional crowdfunding sites have little to no vetting and provide little to no help crafting the project materials. At PieShell, by vetting campaigns at the outset, guiding projects through specific workflows based on food and beverage crowdfunding best practices, and requiring projects to pre-fund a certain portion of their goal, we significantly lower the risk of failure. To date, *every* project on PieShell has reached its first stepping-stone – a 100% success rate. 42% of projects reached their second stepping-stone. 17% of projects reached their third stepping-stone.

PieShell's Stepping-Stone Model Explained

Stepping-stones are the funding goals that campaigners set for themselves. Each stepping-stone represents a monetary amount necessary to complete a significant task. Stepping-stones are similar to the primary goal and stretch goals on other crowdfunding platforms. A campaigner will not receive pledged donations unless it can at least reach its first stepping-stone. For example, a project for a new hamburger stand sets three stepping-stones for an aggregate $20,000 ask. The first stepping-stone is to reach $10,000 in donations to buy a grill – the most important (and most expensive) part of the hamburger stand. Once it receives that level funding commitments, it would then like an additional $4,000 to buy the beef – the second stepping-stone. After these two stepping-stones are reached, the final $6,000, if raised, would go toward advertising the new hamburger stand. We encourage projects to set reasonable goals to increase the likelihood of it successfully hitting its milestones.


Hamburger Grill $10k
Beef $4k
Advertising $6k
Contributed $11.5k
Total Ask $20k

Doing Well by Doing Good
By also making contributions to a food and beverage charity a mainstay of our business, we ensure that those less fortunate benefit from our efforts. PieShell is committed to give 1% of its fees to a nonprofit organization that empowers refugees by helping them to find meaningful careers in the food industry. More information on this non-profit, Emma's Torch, is available at its website: https://www.emmastorch.org/.

History of the Business
The Company's Platform & Services
PieShell launched on October 4, 2016 in the North American market. To date, PieShell has completed ten crowdfunding campaigns, which have raised a combined total of $121,000. All twelve projects reached their first stepping-stone. 42% reached their second stepping-stone. Finally, 17% reached their third stepping-stone. 38% of funders waived the gift (i.e. "perks"), leaving campaigners with more money to build their businesses. Currently, there are two ongoing projects that have raised a combined $11,000 and counting. There are 42 projects in the pipeline, with the potential to raise an aggregate of up to $646,000 in donation volume.

Since inception, PieShell has established meaningful relationships with the following industry participants.

HBK INCUBATES NYC

FoodBytes! by Rabobank

KITCHENTOWN

OMG ESTD 1983

THE FOOD CORRIDOR

CHOBANI FOOD INCUBATOR

TERRA by Rabobank + RocketSpace

Dwight FUNDING

FRESH SOURCE CAPITAL



Where do we get our great advice?
Adam Simons - Head of Emerging Brands at Clorox
Adam Simons is a Bay Area based investor, adviser, and business operator. Adam sits on several boards and regularly counsels founding teams on a variety of business issues. Before Clorox, Adam spent time at Diageo, Publicis, and Corporate Executive Board. He worked on the founding team of a full service marketing research firm based in Philadelphia. Adam recently became a Venture Partner at Montage
Christine Couvelier - Founder of Culinary Concierge
Founder of Culinary Concierge, Christine is a culinary trendologist with over 30 years as a world-class chef. Christine has held positions as Innovation Manager at Unilever, Director of Culinary Strategy at Maple Leaf Foods, and was the Executive Chef for President's Choice Brand.
Robin Sosnow, Esq. - Attorney
Robin is a NYC-based securities lawyer and pioneer in the crowdfunding arena. Robin formerly served as General Counsel to a leading real estate crowdfunding platform in NYC. Robin is also the founder of the National Alcoholic Beverage Licensing Lawyers Group (NABLLG)
Charming Robot - Digital Product Shop
Dan Maccarone - Dan is the co-founder of Charming Robot. Helping startups and media companies shape their online product strategy, including Foursquare, Rent The Runway, Jetsetter and Savored. Created the original strategy and user experience for Hulu.
Chris Pace is the co-founder of Charming Robot, and an establish visual designer. Chris has help positions at Fly and Indieflavor, LLC
Erik Bowie is the COO of Charming Robot, and prior to that was the Digital Media Producer at William H. Sadlier a New York City-based, publisher.

PieShell's advisory board composition is noted above. Moreover, the Company has been featured in Forbes and the New York Business Journal.

Forbes — PieShell Wants To Be The Crowdfunding Site For Food Startups

NEW YORK BUSINESS JOURNAL — Crowdfunding Site PieShell Targets The Food And Beverage Niche

Competition

Our largest competitors include major players Kickstarter and Indiegogo, the two most well-known reward-based crowdfunding platforms. Although these platforms host numerous food and beverage crowdfunding projects, they are primarily known for projects with mass appeal, technology based consumer goods, gadgets, video games, cinemas and so forth. As discussed above, food and beverage projects tend to do poorly on Kickstarter and Indiegogo, with 75% of them failing.

Another competitor, Barnraiser, is a relatively new entrant into this space and comes closest to being our direct competitor. Barnraiser, however, focuses on helping fund new *farm*-based ventures, whereas PieShell focuses on anything in the food and beverage space, include tech, hospitality, packaged goods, etc. Although Barnraiser is starting to do some packaged goods, its emphasis on farm-related products and activities means that it does not directly compete with us in this space.

Market Opportunity

- $34.4B global crowdfunding market in 2015[1]
- Capital raised through crowdfunding to surpass VC investments after 2016[2]
- $2.1 billion US crowdfunding in 2015[3]
- 75-100% growth in U.S. equity crowdfunding volume of capital raised in 2016, to approximately $3.5 to $4 billion[4]
- $1.6T food + beverage market, expected to reach 1.9T by 2020[5]

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[1] https://www.thepaypers.com/e-invoicing-scf-e-procurement/global-crowdfunding-market-to-reach-usd-34-4-bln-in-2015-report/759418-24
[2] https://medium.com/startup-grind/trends-show-crowdfunding-to-surpass-vc-in-2016-65df924d8a82
[3] https://www.forbes.com/sites/adigaskell/2016/03/15/the-rise-of-investment-crowdfunding/#3e24674b4d9b
[4] Id.

- $1B in funding for VC-backed US food + tech companies in 2015, a 200% YOY growth from 2014[6]
- Few niche crowdfunding platforms offering exclusively food + beverage campaigns

Customer Base
Our target customer base is comprised of aspiring food and beverage entrepreneurs seeking to raise funding for their ventures, and young urbanites seeking to discover, support and connect with delicious endeavors while doing good to the planet and helping those in need.

We make ourselves known to entrepreneurs and funders by meeting entrepreneurs and foodies at food and beverage incubators and accelerators, sponsoring food-related projects and products, speaking at local, regional and national events, and through our actively managed Twitter, Facebook, Instagram, LinkedIn and other social media channels.

Supply Chain
The Company is dependent on its vendor Stripe, for payment processing services.

Intellectual Property

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
4661006	IC 036. US 100 101 102. G & S: Crowdfunding services, namely, providing financing to emerging and start-up companies by means of pooling money collected from individuals; Crowdfunding services, namely, accepting and administering monetary charitable contributions by means of pooling money collected from individuals. FIRST USE: 20140320. FIRST USE IN COMMERCE: 20140320	FUNDAFEAST	2/7/2014	12/23/2014	United States
87601546	IC O36. US 100 101 102. G & S: On-line business fundraising services; Food and	PieShell	9/8/2017	n/a	United States

[5] https://equity.guru/2017/07/24/tinley-tny-c-enters-1-6-trillion-beverage-market/
[6] https://www.cbinsights.com/research/food-tech-startup-funding-high/

	beverage related fundraising services; Providing an interactive website for users to organize and conduct fundraising events to raise money for food and beverage projects; Providing a website where donors search for and make monetary contributions through crowdfunding for food and beverage related projects: Financial services, namely, business fundraising provided over a computer network such as the Internet; Providing fundraising services for others via a global computer network.				
87601669	IC O36. US 100 101 102. G & S: On-line business fundraising services; Food and beverage related fundraising services; Providing an interactive website for users to organize and conduct fundraising events to raise money for food and beverage projects; Providing a website where donors search for and make monetary contributions through crowdfunding for food and beverage related projects: Financial services,	PieShell	9/8/17	n/a	United States

	namely, business fundraising provided over a computer network such as the Internet; Providing fundraising services for others via a global computer network.				

Governmental/Regulatory Approval and Compliance
To our knowledge, we are not dependent on any regulatory approvals and are in compliance with all applicable laws and regulations. We are not aware of any potential regulatory changes that may significantly alter the nature of our business at this time.

Litigation
None

Other

The Company's principal address is 15 Abingdon Square Suite 31, New York, NY 10014.

The Company conducts business in New York, New York.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.5%	$15,000.00	7.5%	$80,250.00
General Marketing	26.0%	$52,000.00	25.0%	$267,500.00
Salaries	30.0%	$60,000.00	40.0%	$428,000.00
Legal & Professional	8.0%	$16,000.00	8.0%	$85,600.00
Rent & Utilities	5.0%	$10,000.00	9.0%	$96,300.00
Web Development	15.0%	$30,000.00	8.0%	$85,600.00
General Working Capital	8.5%	$17,000.00	2.5%	$26,750.00
Total	**100.00%**	**$200,000.00**	**100.00%**	**$1,070,000.00**

We reserve the right to use the proceeds in a manner different from what is set forth in the above chart, when we deem doing so to be in the best interests of the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Cheryl Clements, Founder, Manager & CEO, July 2015 – Present

Cheryl Clements is the Founder and CEO of PieShell. She has food "DNA" and a love for technology. For more than 15 years, Cheryl has worked with major corporations such as Hershey, General Mills, and Miller Beer to listen to their process technology challenges. She then helped them implement the largest software package in the world – SAP – to streamline and solve these problems, becoming a highly sought-after independent Senior Program/Project Manager. Cheryl worked side-by-side with her mother, a lifetime foodpreneur, and together they made close to 10,000 pies out of the basement of her childhood home. She looks forward to helping others dreams come true.

Senior Project/Program Manager
Founder - Rooparoo, LLC
October 2001 – June 2016 (14 years 9 months)

Senior SAP Program Manager
Sitel
October 2014 – June 2016 (1 year 9 months)

Senior Project Engagement Manager
AIG
May 2012 – October 2014 (2 years 6 months)

Education

York University, Bachelor of Administrative Studies

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Cheryl Clements, Founder, Manager & Chief Executive Officer, July 2015 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

See above.

Education

See above.

Indemnification

Indemnification is authorized by the Company to its managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

Cheryl Clements is the Company's founder, manager, majority member and employee. She is located in New York, New York. The Company has one additional part-time employee in New York, New York.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company is currently authorized to issue one million (1,000,000) units of a single class of membership interests, par value of $0.0001 (the "Class A Units").

The Company currently has 1,000,000 Class A Units authorized and issued on a fully diluted basis. Upon inception the founder was issued 950,000 Class A Units. In 2015, the Company issued 8,500 units to advisors with vesting schedules over two years. Management estimated the value of the equity provided to advisors based on the total investment through the date of issuances and concluded that the fair value of the Class A Units was minimal due to the issuance of the Class A Units so close to the Inception date. As of December 31, 2016, approximately 6,604 Class A Units were vested, 2,500 were forfeited and 1,896 remaining to vest in 2017. As of December 31, 2016, 958,500 Class A Units were considered issued and outstanding while 956,604 Class A Units were fully vested. As of August 8, 2017, 968,500 Class A Units were considered issued and outstanding, and 961,833 Class A Units were fully vested. Of the 50,000 Class A Units allocated to the employee/advisor pool, 31,500 Class A Units remain unissued and outstanding.

The Company has no debt outstanding.

Valuation

The Company has not conducted any third-party valuation or appraisal and has conducted only (i) sweat equity sales of its securities to its founders and advisors. No valuation of the Company or its securities is currently available. Before making an investment decision, you should carefully consider this information and the factors used to reach such determination. You are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The majority of the company is owned by its founder, CEO, and Manager, Cheryl Clements.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Cheryl Clements	95.0%

Following the Offering, the Purchasers will own 0.0% of the Company. The Purchasers will not hold equity in the Company until the conversion of their Crowd Notes into Units.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company incurred net operating expenses of $112,113 and $45,630 for the years ended December 31, 2016 and 2015, respectively. In 2015, the Company generated no revenue to offset the operating expenses, resulting in a net loss of $45,630. In 2016, the Company generated $3,872 in revenue, resulting in a net loss of $108,241.

General & Administrative

The Company expenses the cost of advertising and promotions as incurred and aggregated $48,689 and $8,976 for the years ended December 31, 2016 and 2015, respectively.

Advertising
The Company expenses the cost of advertising and promotions as incurred and aggregated $12,699 and $36,654 for the years ended December 31, 2016 and 2015, respectively.

Research & Development
The Company expenses the cost of advertising and promotions as incurred and aggregated $50,725 and $0 for the years ended December 31, 2016 and 2015, respectively.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its income. Instead, the shareholders are liable individually for federal and state income taxes on their respective share of the Company's income. The Company will pay state income taxes at reduced rates. The Company is subject to tax examination by the Internal Revenue Service or state regulatory agencies for every year since Inception.

Substantially all of our revenue is generated from our campaign contributors on our crowdfunding platform, available at the website http://www.pieshell.com. For the year ended December 31, 2016, we recorded revenue of $3,872, and net loss of $108,241.

Liquidity and Capital Resources
The proceeds from this Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $10,478.00 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy. Our monthly burn rate is approximately $4,000. The Offering Proceeds will allow us to optimize our operations and metrics, become profitable and sustain growth.

Should we not be successful in meeting our fundraising goals in this Offering, we would likely require additional capital investment or debt financing to fund the above-referenced needs, and there can be no certainty that we would then be able to obtain funding on favorable terms or at all. If additional capital is needed and either unavailable or cost prohibitive, our operations and growth may be limited as we may need to change our business strategy to slow the rate of, or eliminate, our expansion or reduce or curtail our operations.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 1,070,000 of Convertible Notes for up to $1,070,000.00. Our Target Amount for this offering to investors under Regulation Crowdfunding is $25,000.00. Additionally, we have set a minimum Closing Amount of $200,000.00 for the Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur before the deadline of November 17, 2017. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors

without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the “Maximum Amount”) before the deadline of November 17, 2017, and the additional Securities will be allocated on a first come, first served basis. The Company has the right to extend the Offering Deadline at its discretion.

The price of the Securities has not yet been determined but will be determined by a future priced round. Thus, the price of the Securities does not necessarily bear any relationship to the Company’s asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

The minimum amount that a Purchaser may invest in the Offering is $500.00. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.00.

All Non-Major Purchasers of Crowd Notes will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes vote to terminate the agreement.

Investments of $20,000 or greater will only be accepted through the Regulation D offering.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with The Bryn Mawr Trust Company of Delaware until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser’s investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser’s funds will be returned without interest or deduction.

The Offering is being made through SeedInvest Portal, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
7.5% of the amount raised.

Stock, Warrants and Other Compensation
5.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Authorized Capitalization
See “Capitalization and Ownership” above.

The Securities
We request that you please review our organizational documents and the Crowd Note instrument in conjunction with the following summary information. The following description is a brief summary of the material terms of this offering and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes

Not Currently Equity Interests
The Crowd Notes are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
The Crowd Notes sold in this offering will convert into Preferred Stock in the earlier of a "corporate Transaction" (such as the sale of the company) or a "qualified equity financing" (which is a Preferred Stock financing raising more than $1 million or the first sale of common stock in an initial public offering under a registration statement filed under the Securities Act of 1933).

The price at which the Crowd Notes sold in this offering will convert will be:

- At a discount of 15% to the price in the qualified equity financing, subject to a $3 million valuation cap, if the conversion takes place after the qualified equity financing; or

- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue at an annual interest rate of 5%, compounded quarterly. As described below, non-Major Investors will have fewer rights than Major Investors, including more limited information rights. Further non-Major Investors will be required to subscribe to an investment management agreement, which will limit their voting rights in the future.

Corporate Transactions
In the event of a corporate transaction, the conversion price at which the Crowd Notes sold in this offering will be:

- If there is a Corporate Transaction (see below) before the Securities terminate, the Company would distribute to Purchasers, subject to the preferences applicable to any series of preferred units then outstanding, the greater of twice the outstanding principal of the Crowd Notes, or the amount of units the Crowd Notes would convert into under the valuation cap.

A "Corporate Transaction" means (i) the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets; (ii) the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity); (iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity); or (iv) the liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of preferred units pursuant to the conversion provisions; or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Corporate Transaction.

Voting and Control/ Investment Management Agreement

The Securities have no voting rights at present or when converted. Purchasers who are not deemed "Major Investors" will be bound by and subject to a certain investment management agreement, which limits the Purchaser's voting rights. This Agreement may further require you to convert your future preferred units of membership interests into common units without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes or majority of the shares of the preferred equity the notes will convert into, vote to terminate the agreement.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Rights and Preferences

Under the Crowd Note, investors who have invested $50,000 or greater are designated Major Investors. Major Investors are granted some additional rights and preferences under the Crowd Note, as summarized below.

- Major Investors will have the right to participate on a pro rata basis in subsequent issuances of equity securities.
- Major Investors will receive standard information and inspection rights.
- Major Investors are not subject to the investment management agreement.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Securities Sold Pursuant to Regulation D

The company is selling securities in a concurrent offering to accredited investors under Rule 506(c) of Regulation D under the Securities Act at the same time as this offering under Regulation Crowdfunding (together, the "Combined Offering"). Investments of $20,000 or greater will only be accepted through the Regulation D offering.

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note.

Major Investors in those Crowd Notes will be entitled to participation rights in future offerings of equity securities up to the purchase price of their Crowd Notes and will be considered major investors, to the extent that concept exists in those offerings. Further, Major Investors will be entitled to greater information rights than non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-Major counterparts.

Other Classes of Securities of the Company
On September 27, 2015, the Company and its members entered into the Limited Liability Company Operating Agreement of PieShell LLC (f/k/a FundaFeast LLC) (the "Company Operating Agreement"), which governs the covenants and conditions upon which issued and outstanding units of membership interests in the Company may vote, be transferred and/or sold.

Class A Units

The following description summarizes important terms of the existing securities of the company and does not provide every detail that may be of interest to investors in this offering. A description of the rights of the Members may be found in the Articles of Organization and the Company Operating Agreement, as well as Delaware General Corporate Law.

Voting Rights
The Company's management is controlled by its Manager, Cheryl Clements. The Manager has exclusive and complete discretion, power, and authority, subject to the Operating Agreement and applicable law, to manage, control, and administer and operate the business and affairs of the Company, pursuant to the Company Operating Agreement.

Rights to Distributions
The Company currently has one class of Members who hold Class A Units. Holders of Class A Units are entitled to receive distributions, as may be declared from time to time by the Manager out of legally available funds. The company has never declared or paid cash distributions on its Units issued and outstanding and currently does not anticipate paying any cash distributions after this Offering or in the foreseeable future.

Allocation of Profits and Losses
Net profits shall be allocated to the Company's members on a pro-rata basis in accordance with their membership interest. Net losses shall be allocated first to the founder equal to the founder's capital contribution until such amount equal to the founder's capital contribution has been distributed, and second to the members on a pro-rata basis in accordance with their membership interest.

Right to Receive Liquidation Distributions
In the event of the company's liquidation, dissolution, or winding up, holders of its Class A Units will be entitled to share ratably in the net assets legally available for distribution to members after the payment of all of the Company's debts and other liabilities, and subject the Company Operating Agreement.

Rights and Preferences
Holders of the Company's Class A Units have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company's Class A Units.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

Dilution

Even once the Crowd Notes convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier Offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.

- In June 2015 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT

HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
The Company reimburses its founding member for allocated office space on a month-to-month basis. During 2016, total rent reimbursements were $12,663.00.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships which may give rise to a conflict of interest with the Company, its operations or its security holders.

SEEDINVEST INVESTMENT PROCESS

Making an investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your convertible note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;

The intermediary will notify investors when the target offering amount has been met;

The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF offering and the closing amount under both offerings, it will not close this offering;

If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;

If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;

If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The Company becomes a fully-reporting registrant with the SEC

2. The Company has filed at least one annual report, but has no more than 300 shareholders of record
3. The Company has filed at least three annual reports, and has no more than $10 million in assets
4. The Company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The Company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for theses securities and the Company does not have any plans to list these securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists its securities on an exchange, is acquired, or goes bankrupt.

OTHER INFORMATION

Bad Actor Disclosure
The Company is not subject to any Bad Actor disqualifications under any relevant US securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Cheryl Clements
(Signature)

Cheryl Clements
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Cheryl Clements
(Signature)

Cheryl Clements
(Name)

Chief Executive Officer
(Title)

September 13, 2017
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	SeedInvest Profile Page
Exhibit C	Investor Deck
Exhibit D	Video Script

EXHIBIT A

Financial Statements

EXHIBIT B

SeedInvest Profile page

EXHIBIT C

Investor Deck

EXHIBIT D

Video Scripts

PIESHELL LLC

FINANCIAL STATEMENTS

Years Ended December 31, 2016 and 2015
(UNAUDITED)

Together with
Independent Accountants' Review Report

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

PieShell LLC
Index to Financial Statements
(Unaudited)

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Management and Member
PieShell LLC
New York, New York

We have reviewed the accompanying financial statements of PieShell LLC, (formerly FundaFeast LLC), a Delaware limited liability company (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations and members' equity, and of cash flows the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbb McKennon

August 9, 2017

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 *P:* 949.200.3280 *F:* 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

PIESHELL LLC
BALANCE SHEETS
DECEMBER 31, 2016 AND 2015
(Unaudited)

	2016	2015
Assets		
Current assets -		
Cash	$ 2,905	$ 370
Total current assets	2,905	370
Property and equipment, net	7,796	12,000
Total assets	$ 10,701	$ 12,370
Liabilities and Members' Equity		
Total members' equity	$ 10,701	$ 12,370
Total liabilities and members' equity	$ 10,701	$ 12,370

See independent accountants' review report and accompanying notes to the financial statements.

PIESHELL LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
YEARS ENDED DECEMBER 31, 2016 AND 2015
(Unaudited)

	2016	2015
Revenues	$ 3,872	$ -
Operating Expenses-		
General and administrative	48,689	8,976
Sales and marketing	12,699	36,654
Research and development	50,725	-
Total operating expenses	112,113	45,630
Net loss	$ (108,241)	$ (45,630)
Beginning members' equity	12,370	-
Member contributions	106,572	58,000
Ending members' equity	$ 10,701	$ 12,370

See accompanying notes to the financial statements and independent accountants' review report.

PIESHELL LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2016 AND 2015
(Unaudited)

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (108,241)	$ (45,630)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	4,204	-
Net cash used in operating activities	(104,037)	(45,630)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	-	(12,000)
Net cash used in investing activities	-	(12,000)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member contributions	106,572	58,000
Net cash provided by financing activities	106,572	58,000
Change in cash and cash equivalents	2,535	370
Cash and cash equivalents, beginning of period	370	-
Cash and cash equivalents, end of period	$ 2,905	$ 370
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See accompanying notes to the financial statements and independent accountants' review report.

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Organization
PieShell LLC (the "Company") is a Delaware limited liability company formed on July 28, 2015. The Company was originally formed under the name FundaFeast LLC and on October 26, 2015 changed its name to PieShell LLC. The Company's headquarters are located in New York, New York. The Company's financial statements included herein are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Business
PieShell is a rewards-based crowdfunding site for food and beverage entrepreneurs that is changing the way food companies are funded. We have built a vibrant community of entrepreneurs, committed foodies, and trendsetters. All food, beverage, and hospitality projects are invited: packaged food and beverage products, food trucks, cookbooks, restaurants, distilleries, or even apps.

PieShell provides them a new funding and marketing tool that allows them to launch a successful business by raising money to maintain and grow operations, pre-marketing new products, and building awareness about their growing brand.

Unlike other platforms, PieShell's project pre-launch process is designed to help projects succeed by working hands-on with our entrepreneurs. The support allows all projects to maximize their chances of success, especially those intimidated by the crowdfunding process. Additionally, our unique stepping-stone approach allows projects to overfund and reach even larger milestones. Finally, we bring a food-centric audience to support the projects hosted on PieShell, allowing our campaigns to reach contributors and future customers.

Going Concern and Basis of Presentation
To date, the Company has relied solely upon contributions from its founding member. We will incur significant additional costs for the build-out of our concept and to scale our operations. The site will be expanded outside of its current MVP model to contain the full functionality required to support projects, contributors, and the ability to scale the operation. We also need to hire employees, specifically bring our Chief Technology Officer on fulltime, project support team members, marketing resources, and business development. Marketing initiatives and ad buys will also be increased. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a Regulation Crowdfunding campaign, additional member contributions, and the sale of additional LLC units to third party investors and/or Venture Capital firms. If the Company cannot raise additional capital or if profitability is slower than anticipated, the Company may consume all of its cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of our planned development and operations, which could harm its business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015.

Risks and Uncertainties

The Company has a limited operating history and has generated minimal revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: consumer acceptance of our platform, competition from other platforms, regulatory oversight from government organizations, or negative publicity. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful life. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

As of December 31, 2016 and 2015, our property and equipment was made up solely of capitalized website costs being amortized over three (3) years. Depreciation expense for 2016 and 2015 was $4,204 and zero, respectively.

Revenue Recognition

The Company recognizes revenues from fees on crowdfunding campaigns hosed on our website when (a) pervasive evidence that an agreement exists (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Advertising
The Company expenses the cost of advertising and promotions as incurred and aggregated $12,699 and $36,654 for the years ended December 31, 2016 and 2015, respectively.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its income. Instead, the shareholders are liable individually for federal and state income taxes on their respective share of the Company's income. The Company will pay state income taxes at reduced rates. The Company is subject to tax examination by the Internal Revenue Service or state regulatory agencies for every year since Inception.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – MEMBERS' EQUITY

The Company has 1,000,000 units authorized and issued on a fully diluted basis. Upon Inception the founder was provided 950,000 units. In 2015, the Company issued 11,000 units to advisors with vesting schedules over two years. Management estimated the value of the equity provided to advisors based on the total investment through the date of issuances and concluded that the fair value of the units was minimal due to the issuance of the units so close to the Inception date. As of December 31, 2016, approximately 6,604 units have vested, 2,500 were forfeited and 1,896 remaining to vest in 2017. As of December 31, 2016, 958,500 units are considered issued and outstanding while 956,604 units were fully vested.

Net profits shall be allocated to the Members on a pro-rata basis in accordance with their membership interest. Net losses shall be allocated first to the founder equal to the founder's capital contribution until such amount equal to the founder's capital contribution has been distributed, and second to the members on a pro-rata basis in accordance with their membership interest.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company reimburses its founding member for allocated office space on a month-to-month basis. During 2016, total rent reimbursements were $12,663.

NOTE 6 – SUBSEQUENT EVENTS

In May 2017 the Company issued 10,000 units for services that vest monthly over one year.

The Company has evaluated subsequent events that occurred after December 31, 2016 through August 9, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements and the related notes.

EDIT SHARE



PieShell

A crowdfunding site exclusively for food + beverage entrepreneurs! Edit Profile

$500	$3,000,000	Crowd Note
Minimum	Valuation cap	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Crowdfunding Market

$34.4 billion

Projected Food & Beverage Annual Financing

$2.2 billion

- 100% success rate of projects reaching their first stepping-stone. We believe their first stepping-stone means the entire ask on other platforms which only has a 25% success rate for food
- Relationships established with food and beverage incubators and accelerators in the US and Canada. Terra Accleratior (Rabobank + RocketSpace), Chobani Food Incubator, FoodFutureCo, etc.
- Our newest advisor Adam Simons is the Head of Emerging Brands at Clorox.
- 38% of all contributors waved receiving the gift! That means more funding and a vote of confidence for the project.
- 1% of our 6% fee goes to Emma's Torch, an organization that teaches culinary skills to refugees.

- Round Size: US $1,000,000
- Raise Description: Seed
- Minimum Investment: US $500 per investor
- Security Type: Crowd Note
- Valuation Cap: US $3,000,000
- Target Minimum Raise Amount: US $200,000
- Offering Type: Side by Side Offering

PieShell is more than just a crowdfunding platform: we're a community of people who are passionate about food, innovation, and giving.

What is PieShell?

PieShell's goal is to embolden and empower food and beverage entrepreneurs and enthusiasts to bring new ideas to life. We are a crowdfunding platform – for **anything** food and beverage. Food products, beverages, breweries, coffee shops, food tech solutions, tech apps, food trucks, cookbooks, pop-ups, restaurants, documentaries — the sky's the limit.

Food campaigns are failing 75% of the time on the current platforms*. Here is how we are fixing that:

1. PieShell's food-centric community delivers an undiluted pool of supporters to each project. They understand you and why you have chosen food and beverage as your path.
2. PieShell's stepping-stone model lets you set realistic and obtainable goals: your critical need, your want, and your dream. As soon as a stepping-stone's goal is met, you are guaranteed to receive those funds when the project is over.
3. All projects must follow PieShell's pre-launch step-by-step blueprint. Based on the industry's best practices, this incubation approach ensures each project has all the necessary elements (for example, video, social media, gifts, etc.) in place before the project launches.

*Based on Kickstarter statistics - https://www.kickstarter.com/help/stats

Pitch Deck


pie : shell
CHERYL CLEMENTS
FOUNDER + CEO

DOWNLOAD

Product & Service

PieShell is a reward-based crowdfunding platform that is web-based, highly responsive, and mobile friendly.

TERMS

Today, PieShell provides its projects the following key elements:

- Robust workflow process to ensure that projects follow crowdfunding best practices. If the project does not follow these steps, they will not be allowed to launch on the site.
  - o Project story and reason for being is highlighted, with a heavy social mission.
  - o Pre-marketing activities completed
  - o Ask is reasonable for the network size
  - o Video is clear, concise, and honest
  - o Gifts are of a perceived value equal to or greater than the contribution level
  - o 25% pre-funding of first stepping-stone via a private URL to the site is required to launch publicly

- Resources + Relationship established with a food + beverage focus.
  - o Lenders, VC's, angels
  - o Incubators + accelerators such as: Chobani Food Incubator, KITCHENTOWN, Food-X, and District Ventures (Canada).
  - o E-commerce and traditional retailers
  - o Lawyers, accountants, designers, packaging, etc.

- An undiluted pool of support from PieShell's ever-growing network of foodies and industry leaders looking for new, innovative, and/or growing brands.
- A platform that allows you to market yourself to your and PieShell's audience; letting them pay for the privilege.
- Focus on giving!! Food and beverage is NOT about the next new shiny item, it is about helping the food echo system. Supporting why they do what they do, believing in their social mission, and letting the crowd decide what they want in our marketplace.
- Projects that reach all three stepping-stones and a minimum of $15K will have the opportunity to work with industry experts in many verticals - IP attorneys, packaging, operations, branding, PR, marketing, HR, etc. - at drastically reduced rates.

Today, PieShell provides its contributors/partners the following key elements:

- Confidence that projects will reach their goal.
- Accountability – by providing follow-ups on projects and where they are in their life cycle.
- A user-friendly portal to showcase innovative new food and beverage companies.
- Vetted companies that they can get behind.

Tomorrow, PieShell plans to provide its projects the following functionality:

- An app to aid in facilitating contributions.
- Equity crowdfunding to help them get from this concept/MVP stage to raising significant funds to grow and scale their businesses.
- Expansion to European and Asian markets.
- Partnerships with companies disrupting the distribution model, getting them directly on the shelves at retailers.

Tomorrow, PieShell plans to provide its contributors/partners the following key elements:

- Sample packs of products from the upcoming projects to be able to look, feel, taste, and then contribute when they launch – the BirchBox of crowdfunding.
- Super-backers will get quarterly gift packs from the most successful projects, access to VIP project events, early access to new projects they want to know about, etc.

Gallery




FoodBytes! PieShell 60-sec Pitch - Founder + CEO Cheryl Clement
Supportive Community
our network plus your network
1% For Non-Profit Emma's Torch
culinary certification for refugees
01:20

FoodBytes! PieShell 60-sec Pitch - Founder + CEO Cheryl Clement. Summing up PieShell in just 60-seconds.

Media Mentions

Forbes

Bloomberg Business

Phoenix Business Journal

Calvert Foundation™

VOGUE

Team Story

For me, food is personal. It's about connection. Growing up in Smiths Falls, Ontario, Canada, I spent summers helping my Mom with her pie business, and along with my Dad and brother, we made close to 10,000 pies in only five years of operation. Aptly named "The Pie Shell," it was headquartered where all good startups begin – the family's basement!

After working as a corporate accountant for five years, I had the opportunity to take on the tech world. I jumped at the chance, and for more than 18 years I was an independent contractor, becoming a highly sought-after Senior Program/Project Manager. I was fortunate enough to work with major corporations such as Hershey, General Mills, and Miller Beer while overseeing the implementation of SAP, the world's largest enterprise resource planning (ERP) software.

But while this work was immensely satisfying, I yearned to do something more personal, and a couple of years ago I explored using crowdfunding to start my own food business based on my Mom's famous salad dressing recipe. As I delved into the world of crowdfunding, it became apparent that the current platforms were woefully short on success, as fully 75% of the food and beverage projects fail to meet their goals. I quickly realized that the world needed a better crowdfunding solution for food and beverage businesses more than it needed another salad dressing!

I bring the same effective project management and forward-thinking outlook to PieShell, so that all "PieShellers," both campaigners and supporters alike, can be sure that their experience on the site is engaging, seamless, and meaningful. I understand the mix of hard work, commitment, and passions that drives every entrepreneur, and I so enjoy helping them realize their dreams. It was my Mom that taught me what it takes to build a successful food operation, but even more than that, I learned how communities grow around the food that people share.

I couldn't have done it alone; I have some of the best people who helped me turn this dream into a reality. I started with some amazing advisers to make sure that I had expertise in the areas that were not my specialty. One of the first ones to come onboard was Christine Couvelier. Christine and I met on a Twitter chat, and her experience as an executive chef for the largest private label in the world, President's Choice, along with working at Unilever and Maple Leaf Foods, has been instrumental in PieShell's success.

Second was Charming Robot, Dan Maccarone and Chris Pace (co-founders) and Erik Bowie (COO) have been behind our vision since day one. They provided the branding, UI/UX for the site, and answered any and all questions that I had. Besides the fact that Charming Robot are expert digital designers, Dan is a partner in several restaurants and bars. Dan knows first-hand the challenges of funding early-stage companies, and recognizes the gap that PieShell is filling.

Next was Robin Sosnow, an attorney who specializes in equity crowdfunding. Robin and I had the good fortune to meet at a legal event, and she immediately understood what we are doing and wanted to be a part of it. Her experience with equity crowdfunding (she helped us find SeedInvest!) will set us up for our equity platform in the future, and she also has experience with alcoholic beverage companies that allows her to answer some of those questions for our related projects.

Our newest advisor is Adam Simons. Adam is the Head of Emerging Brands at Clorox, and he will really help take us to the next level with the corporate partnerships we are forming. We are thrilled to have Adam onboard!

When we turn to our actual PieShell team, Caroline Halter has been with us the longest. Caroline is the voice of PieShell in her role as Content Writer. She puts out amazing information and engaging blogs, shares great content for our projects and partners, and drafts our e-blasts and newsletters to ensure that all our PieShellers are in the loop.

Cody Robbins, our CTO, is my unicorn. In early July 2016 when I decided to stand up our MVP site by October (only 3 months later!), our then development firm said they wouldn't be able to do the MVP for any less than the quote for the full website. So I knew I needed to find PieShell's very own CTO. I put a call out and Cody answered. He was already connected to Charming Robot and came highly recommended, and so we quickly snagged him and brought him onboard. It is one of the best decisions I have made to date!

Mike McCumiskey is our wonderful CFO. We don't have a crazy amount for him to do this early on, but he keeps the books up-to-date and makes sure that we know where every penny is being spent.

I am nothing without my team, and we are all so excited to see PieShell grow, and eagerly look forward to PieShell helping even more people than it does today.

Founders and Officers



Cheryl Clements
FOUNDER + CEO

Cheryl is the Founder and CEO of PieShell, a new reward-based crowdfunding site exclusively for food and beverage entrepreneurs. Cheryl took her 18 years of experience installing the ERP system SAP at Fortune 500 companies and her lifetime of helping her family with their own food startups, to create PieShell.

Key Team Members



Cody Robbins
CTO (contractor)- worked with multiple early-stage, venture-backed startups



Caroline Halter
Content (Contractor) - manages our blog, social media, newsletters and e-blasts.

MM

Mike Mccumiskey
CFO (Contractor)

Notable Advisors & Investors



Christine Couvelier
Advisor, Culinary trendologist with 30+ years as chef, Unilever, President's Choice, etc.



Adam Simons
Advisor, Head of Emerging Brands @ Clorox - a Bay Area investor, adviser, biz operator.

Charming Robot
Advisor, Design UI/UX - Foursquare, Rent The Runway, Jettsetter, Savored, Hulu.



Robin Sosnow
Advisor, NYC-based securities lawyer + pioneer in the crowdfunding arena, Founder NABLLG.

Q&A with the Founder

Q: Please detail your pipeline of companies.
PieShell: We currently have a wide range of companies with products like cold brew, kelp jerky, sourdough bread, and snacks in general. We also have a food truck, a few beverage companies, and a coffee shop. We currently have 42 companies in the pipeline.

Q: Please detail your acquisition strategy for backers and companies.
PieShell: Our acquisition strategy for companies is to connect through events, accelerators, commercial kitchens, universities, food organizations, lawyers, and accountants. Most of our acquisitions come from inbound referrals and events. We also conduct remote roundtables and push content through our partners. There's roughly about four to five months of lead time for companies before they launch a campaign. To acquire backers, we work with influencers and bloggers in the food space, and typically get sign-ups from events. The projects themselves also bring backers for that specific project and future projects on the platform.

Q: How many backers are currently registered on PieShell?
PieShell: We currently have 1,215 backers, and our email list includes an additional 12K+ individuals we can reach.

Q: Please detail your strategic partnerships.
PieShell: We do not have any strategic partnerships. However, we have some established relationships, where we work together to provide information and support for each others audience. We do not have contracts or agreements in place with them. Some of our most notable relationships include Terra Accelerator and Chobani Food Incubator, and we also have other incubators, distributors, and commercial kitchens.

Q: Please detail your company vetting process.
PieShell: We don't vet companies, per se. Instead, we have a preliminary conversation via webinar to make sure they are onboard and willing to do the groundwork, they then enter our detailed workflow process, and if they do all of the required steps, we will the launch them on the site. Some critical benchmarks are: support an active project themselves, proper pre-marketing, reasonable asks for stepping-stones and gifts, and they must raise 25% of the first stepping-stone via a private URL to their project, or we will not activate them publicly on the site.

Q: Please detail your barriers to entry and competitive advantages.

PieShell: The platform is built to streamline and standardize the crowdfunding process to ensure the elimination of the all-too-frequent errors in crowdfunding ability and highlight the projects and founders. As the site is focused on anything in the food and beverage space, we have a super-focused food and beverage audience. We also provide companies with resources to help them get to the next step from a business perspective beyond the raise, and have several partnerships to facilitate this process. The relationships we established with industry experts would be hard for others to replicate in a timeline manner. We are also the ONLY food and beverage exclusive platform in the US and Canada that is product agnostic. We truly want the crowd to determine what is a success and what is not.

Q: Who will be coming onto your team full-time post-raise?

PieShell: Our CTO, CFO, Head of Community Outreach, Head of Digital Marketing, and a Content Writer will be coming on full time.

Q: Will founder salaries be increasing post-raise?

PieShell: Yes, Cheryl will begin to receive an annual salary of $75K post-raise.

Q: Is your CTO Cody planning on staying full-time with the company or does he hop from project to project? His LinkedIn and the pitch deck suggest that he's been the CTO for a number of startups. What's the commitment level for PieShell?

PieShell: You know, I asked him the same thing. His response is, "I'm definitely down for coming on longer term once the seed round is closed." He will be coming on full-time post-raise and is fully committed to PieShell. The fact that he has provided all tech support since our launch in October 2016 at no cost to the company is only one of the ways he shows his support of PieShell and me.

Q: What is your strategy to scale post-raise?

PieShell: Our scaling strategy is first to build out the platform so that we can bring all our manual offline processes completely onto the platform; essentially, we want less touch for more scale. We'll also start doing more digital marketing efforts, with more events and sponsorships as well.

Q: Please detail your international expansion strategy?

PieShell: We see ourselves being able to easily scale outside of the US since our company is largely software. The first countries would be the UK and China, where crowdfunding is already accepted and growing. We've started to build relationships with food professionals and organizations overseas who will act as brand ambassadors.

Q: What are your exit opportunities?

PieShell: We see ourselves being acquired by a large bank, a CPG company, or another crowdfunding platform. In March an executive at Rabobank joked that they were looking forward to buying us in a couple of years. I told him I was looking forward to them paying a lot of money for us in a couple of years.

Q: Please detail the spikes in sales from September 2016 to April 2017.

PieShell: The platform went live in October 2016. Projects run for 30 to 35 days, and we don't process payments until campaigns close. January sales were low as we processed a number of payments failed from the prior month. Our next 2 active projects launched in February, and so they showed revenue in March.

Q: Why did salaries rise in August 2016 but end in October?

PieShell: Salaries rose because of work completed by the CTO and Content team in launching the site. Since that time, Cody has been working for free.

Q: What constitutes your S&M spend and why has it declined in 2017?

PieShell: In 2016, our sales and marketing spend included costs for a PR firm for launch, with some digital marketing spend. Our S&M spend has increased significantly from June as we sponsored FoodBytes! and FoodFunded. I was invited to speak at AgSprint Assembly in August and Expo East in September, with all travel expenses paid by the event hosts.

Q: What falls into your "Other" expenses? Why did this spike in July, August, October, December 2017 and March 2017?

PieShell: In July, September, and October, our design company, Charming Robot, was doing UI/UX website work. In March, other expenses included travel expenses for Expo West and FoodBytes! in California.

Q: Please detail the various contributions to your cash position.

PieShell: The contributions to our cash positions come from founder bootstrapped capital and are not loans.

Q: Please detail your assumptions around inbound project numbers and your success rate.

PieShell: Our projections are an 80% success rate which is a standard for "heavy vetted projects." We assume that project growth is 25% per month for the first year, and then 8% per month in the second year. Our current success rate is 100% for the first stepping-stone, 42% for the second stepping-stone, and 17% for the third.

Q: Your historic average raise has been $11.9K. How do you intend to raise your average project size to $15K?

PieShell: We foresee the average raise size growing as PieShell's contributor network grows, and more mature companies use us.

Q: Please detail your assumptions around the average restaurant raise.

PieShell: We took a conservative approach and set an average raise below what restaurants are looking to raise. Most restaurants we are talking to are asking for $100-150K.

Q: Please detail your "Selling Data" revenue line.

PieShell: We've been reached out to by Unilever, other CPG companies, and retailers that want insight into our data. The data elements we can provide - such as age, sex, location, contribution level, natural, CPG, tech, sustainable, etc. - are already being recognized as in demand.

Q: What falls into "Other Costs of Goods Sold?"

PieShell: This is our contribution to our non-profit partner Emma's Torch, which teaches culinary skills to refugees. It is a foundational element that we give to a company with a similar mission in the food and beverage space. PieShell and Emma's Torch both provide tools, resources, and a network for you to be successful, but you have to do the hard work to make it happen.

Q: Can you explain the white labeling that you mention in your financial modeling?

PieShell: We've had people reach out to leverage our platform for the arts, the pet space, and other mission-driven causes. We do not have plans to white label our technology at this time, but may in the future.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $1,000,000	US $1,000,000
Offering cap	N/A	US $1,070,000
Minimum investment	$20,000	US $500
Target minimum	US $200,000	US $200,000
Security type	Crowd Note	Crowd Note
Conversion discount	15.0%	15.0%
Valuation cap	US $3,000,000	US $3,000,000
Interest rate	5.0%	5.0%
Closing Conditions	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $200,000 under the Combined Offerings (the "Closing Amount") by November 17th, 2017 no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $200,000 under the Combined Offerings (the "Closing Amount") by November 17th, 2017 no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.
Investment Management Agreement	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with PieShell's offering materials for additional details.	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with PieShell's offering materials for additional details.

Use of Proceeds

If Minimum Amount Is Raised



Web Development
General Working Capital
General Marketing
Rent + Utilities
Intermediary Fees
Legal + Professional
Salaries

If Maximum Amount Is Raised



General Marketing
Web Development
Legal + Professional
Salaries
Rent + Utilities
Intermediary Fees
General Working Capital

Investor Perks

Stepping-Stone #1 - $1K contribution

- a gift of "The Best of PieShell Projects" in a beautiful tote bag made in the USA from 100% recycled material

Stepping-Stone #2 - $5K contribution

- a gift of "The Best of PieShell Projects" sent quarterly for 1 year, and one beautiful PieShell tote bag made in the USA from 100% recycled material

Stepping-Stone #3 - $10K contribution

- a gift of "The Best of PieShell Campaigns" sent quarterly for two years, or two gifts of "The Best PieShell Campaigns" sent quarterly for one year (one for you and the other could be a gift!)
- two beautiful PieShell tote bags made in the USA from 100% recycled material

Stepping-Stone #4 - $25K contribution

- a gift of "The Best PieShell Campaigns" sent quarterly for two years, or two gifts of "The Best PieShell Campaigns" sent quarterly for one year each (one for you and the other could be a gift!)
- two beautiful PieShell tote bags made in the USA from 100% recycled material
- a pass for you and a guest to attend Expo West in Anaheim, California on March 8-10, 2018

Stepping-Stone #5 - $50K contribution

- Taste of San Francisco - Behind the Kitchen Door Tour: a customized tour of culinary hot spots and great tastes in San Francisco!
- one 4-day and 3-night trip for one person to SF (4 winners will be drawn, guests are welcome to join at their own expense)

1. trip to include: airfare, airport transfers, and transportation in the destination city, hotel for 3 nights + taxes, 1 breakfast, 2 lunches, 3 dinners + 1 tasting. Tours and tastes at culinary highlights in each city and demo by a world-renowned celebrity chef
2. led by Cheryl Clements, Founder + CEO of PieShell and Christine Couvelier President + Global Culinary Trendologist at Culinary Concierge
3. a gift of "The Best PieShell Campaigns" sent quarterly for two years, or two gifts of "The Best PieShell Campaigns" sent quarterly for one year each (one for you and the other could be a gift!)
4. two beautiful PieShell tote bags made in the USA from 100% recycled material

Stepping-stone #6 - $100K contribution

- Taste of London - Behind the Kitchen Door Tour: a customized tour of culinary hot spots and great tastes in London, England!

1. one 5-day and 4-night trip for one person and a guest, to London, England
2. trip to include: airfare, airport transfers and transportation in the destination city, hotel for 3 nights + taxes, 1 breakfast, 2 lunches, 3 dinners + 1 tasting. Tours and tastes at culinary highlights in each city and demo by a world-renowned celebrity chef
3. led by Cheryl Clements, Founder + CEO of PieShell and Christine Couvelier President + Global Culinary Trendologist at Culinary Concierge

- a gift of "The Best PieShell Campaigns" sent quarterly for two years, or two gifts of "The Best PieShell Campaigns" sent quarterly for one year each (one for you and the other could be a gift!)
- two beautiful PieShell tote bags made in the USA from 100% recycled material

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

TERMS

Financial Discussion

Operations

The Company incurred net operating expenses of $112,113 and $45,630 for the years ended December 31, 2016 and 2015, respectively. In 2015, the Company generated no revenue to offset the operating expenses, resulting in a net loss of $45,630. In 2016, the Company generated $3,872 in revenue, resulting in a net loss of $108,241.

General & Administrative

The Company expenses the cost of advertising and promotions as incurred and aggregated $48,689 and $8,976 for the years ended December 31, 2016 and 2015, respectively.

Advertising

The Company expenses the cost of advertising and promotions as incurred and aggregated $12,699 and $36,654 for the years ended December 31, 2016 and 2015, respectively.

Research & Development

The Company expenses the cost of advertising and promotions as incurred and aggregated $50,725 and $0 for the years ended December 31, 2016 and 2015, respectively.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its income. Instead, the shareholders are liable individually for federal and state income taxes on their respective share of the Company's income. The Company will pay state income taxes at reduced rates. The Company is subject to tax examination by the Internal Revenue Service or state regulatory agencies for every year since Inception.

Substantially all of our revenue is generated from our campaign contributors on our crowdfunding platform, available at the website http://www.pieshell.com. For the year ended December 31, 2016, we recorded revenue of $3,872, and net loss of $108,241.

Liquidity and Capital Resources

The proceeds from this Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $10,478 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy. Our monthly burn rate is approximately $4,000. The Offering Proceeds will allow us to optimize our operations and metrics, become profitable and sustain growth.

Should we not be successful in meeting our fundraising goals in this Offering, we would likely require additional capital investment or debt financing to fund the above-referenced needs, and there can be no certainty that we would then be able to obtain funding on favorable terms or at all. If additional capital is needed and either unavailable or cost prohibitive, our operations and growth may be limited as we may need to change our business strategy to slow the rate of, or eliminate, our expansion or reduce or curtail our operations.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached to the Form C as Exhibit A, and saved in the Data Room.

Market Landscape


$100,000,000,000
$80,000,000,000
$60,000,000,000
$40,000,000,000
$20,000,000,000
$0
2009
2010
2011
2012
2013
2014
2015
2020

Worldwide Crowdfunding Volume 2009 - 2020 (est)

Crowdfunding is currently a $34.4 billion annual industry, and it has in fact surpassed venture capital investments, which are holding steady at $30 billion annually.

Forbes is projecting that equity crowdfunding may very well surpass standard venture capital models in volume by 2020.

Equity crowdfunding is also tracking to surpass angel capital, currently at $20 billion annually, by 2019. These numbers are backed up by the World Bank, which sees the total crowdfunding market continuing to double annually and hit $90 billion in volume by 2020.

Food and beverage is currently a $1.9 trillion market, with $2.2 billion (projected 2017) invested specifically in food and beverage startups, and foodtech companies receive over $1.1 billion from VC's.

The current crowdfunding sites have a dismal 75% failure rate for food and beverage projects. There is a huge opportunity here to move forward with a niche food and beverage crowdfunding site to serve the needs of this large customer base.

We have no direct competitors, as there are no other sites in the US that support only food + beverage projects exclusively.

Our indirect competitors are:

- Kickstarter – current site has a 75% failure rate for food projects
- Indiegogo
- Barnraiser – they deal only with sustainable food and farms, and so are a subset of our niche platform

We are also frequently compared – incorrectly, I would point out – to CircleUp, which is thought of as a crowdfunding platform for food. However, CircleUp is focused solely on consumer products companies, of which food is a subset, but they also support personal care, pet products, sporting goods, apparel, household products, retail, and restaurant industries. CircleUp is not a true crowdfunding platform, as they are only open to accredited investors and not a true crowd of potential purchasers of the product or service.

Risks and Disclosures

PieShell faces competition from other companies in the crowdfunding space. Existing companies that engage in the CPG and food crowdfunding business or are within the crowdfunding space could introduce new or enhance existing products. If PieShell is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact PieShell's growth.

PieShell is targeting a new and unproven segment within the crowdfunding market. Historically, food and beverage rewards based crowdfunding campaigns have met limited success on rewards based crowdfunding platforms. The PieShell may find that the demand for backing food and beverage campaigns is smaller than anticipated which could negatively impact the Company's growth.

PieShell has only launched a small number of successful campaigns which have generated limited revenue. The Company will need to significantly scale the number of campaigns it supports, to generate meaningful revenue. PieShell has yet to demonstrate that it is able to generate enough leads and support the a number of campaigns in order to achieve this scale.

The Company is predicting an 80% success rate and an average raise of $15K for non-restaurant campaigns and $75K for restaurant campaigns. PieShell claims that an 80% success rate is an accepted industry average for "vetted" rewards based campaigns. There is mixed data to back this claim. The average raise amounts are also aggressive, given that on Kickstarter, a comparable rewards based crowdfunding platform, 68.7% of successful campaigns have raised less than $10K.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new Company encounters. We were organized under the laws of Delaware on July 28, 2015, under our former name FundaFeast LLC, and we have been operational since October 4, 2016. Accordingly, we have limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The crowdfunding industry is becoming increasingly competitive and the Company does and will continue to compete with larger, better financed entities, which could impact the Company's ability to operate profitably. These competitors are capable of supporting greater project flow, marketing activity, and customer support than the Company, because they are better financed and staffed, and have longer track records and resources at their disposal. These companies also have the resources to easily adopt our ideas and implementations, and compete to acquire our customer base. Moreover, some of these competitors may not face the same competition that the Company will because their target audiences are more broadly defined.

The food and beverage vertical within the reward-based crowdfunding segment of the crowdfunding industry is highly competitive. We compete with major international crowdfunding platforms that, like our Company, operate in multiple geographic areas. In the United States, where we currently operate, Kickstarter and Indiegogo are our largest competitors. Our ability to gain or maintain a meaningful share of food and beverage crowdfunding campaigns in the overall reward-based crowdfunding market may be limited as a result of actions by our competitors.

The Company's success depends on the experience and skill of its single manager, sole executive officer, and key employees. In particular, the Company is dependent on Cheryl Clements who is its sole manager and CEO of the Company. The Company has entered into an at-will executive employment agreement with Ms. Clements, although there can be no assurance that she will continue to be employed by the Company. The loss of Ms. Clements would harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, including its sole Director and Officer, the Company does not have any key man life insurance policies on any such people. The Company is dependent on Cheryl Clements in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Cheryl Clements were to die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person would negatively affect the Company and its operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

A majority of the Company is owned by a single owner. Prior to the Offering, the Company's current majority owners beneficially owns approximately 95% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, this majority owner may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. This person may have interests that are different from yours. For example, this owner may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Quality management plays an essential role in determining and meeting customer requirements and the expectations of our donors, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products. Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance, if applicable, or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

In general, demand for the products listing on our crowdfunding platform and our crowdfunding services is highly correlated with general economic conditions. A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for those products and our services.

The Company intends to use a portion of the proceeds from the Offering for unspecified working capital. This means that the Company has ultimate discretion to use this portion of the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate with respect to general working capital. The net proceeds from this Offering will be used for the purposes described herein, which our management deems to be in our best interests to address changed circumstances or opportunities. As a result of the foregoing, our success of will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. Further, the Company may choose to amend the use the proceeds, depending on future events, in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance. Various federal and state labor laws govern our relationship with our employees and contractors and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Changes in government regulation could adversely impact our business. The internet industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, the businesses fundraising on our platform are also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our products are regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We maintain and rely extensively on information technology systems and network infrastructures for the effective operation of our business. We also hold large amounts of data in various data center facilities upon which our business depends. A disruption, infiltration or failure of our information technology systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security and loss of critical data, which in turn could materially adversely affect our business. Our security procedures, such as virus protection software and our business continuity planning, such as our disaster recovery policies and back-up systems, may not be adequate or implemented properly to fully address the adverse effect of such events, which could adversely impact our operations.

Our business could be adversely affected to the extent we do not make the appropriate level of investment in our technology systems as our technology systems become out-of-date or obsolete and are not able to deliver the type of data integrity and reporting we need to run our business. Furthermore, when we implement new systems and or upgrade existing systems, we could be faced with temporary or prolonged disruptions that could adversely affect our business.

Our financial statements include a "going concern" note. The Company has not yet generated profits, has sustained net losses of $108,241 and $45,630 during the years ended December 31, 2016 and 2015, respectively. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the company to continue as a going concern for a reasonable period of time.

Risks Related to the Securities

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the Securities Act or a financing using preferred shares), the notes will convert into a yet to-be determined class of preferred stock. The notes will convert at a discount of 15%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time of conversion, if any, might value the Company at an amount well below the $3 million valuation cap, so you should not view the $3 million as being an indication of the Company's value. If you choose to invest, you should be prepared that

your notes will never convert and will have no value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized a preferred class of membership interest, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-Major Investor under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings. Therefore, you will not have the same anti-dilution protections as Major Investors.

You will be bound by an investment management agreement, which limits your voting rights. As a result of purchasing the notes, all non-Major Investors (including all investors investing under Regulation CF) will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes or majority of the shares of the preferred equity the notes will convert into, vote to terminate theagreement.

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affectedeffected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Purchasers who are not Major Investors will not be entitled to any inspection rights or information other than those required by Regulation Crowdfunding. Unless you are a Major Investor, you will not have the right to inspect the books and records of the Company or receive financial or other information beyond what is required by Regulation Crowdfunding as convertible note holders are not considered shareholders. Other equity holders may have such rights. Regulation Crowdfunding requires only the provision of an annual report on Form C-AR and no additional information. This lack of information could put convertible note holders at a disadvantage compared to other security holders.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

No Guarantee of Return on Investment. There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Your ownership of the Conversion Shares will be subject to dilution. Owners of the Convertible Notes and, upon conversion, the conversion shares, do not have preemptive rights. If the Company conducts subsequent Offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

There may be additional risks of which we are not aware or that we cannot foresee. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	TYPE
Pitch Deck and Overview (1 file)	Folder
Product or Service (6 files)	Folder
Financials (2 files)	Folder
Fundraising Round (3 files)	Folder
Investor Agreements (1 file)	Folder
Miscellaneous (1 file)	Folder

pie : shell

CHERYL CLEMENTS
FOUNDER + CEO

Disclaimer

This presentation contains offering materials prepared solely by PieShell without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.


MEETING
10 Min. to
Sales Meeting
w/ Jenny
2:30

We believe crowdfunding is blowing up in 2017

$1B
US
10.7% increase

$5B
ASIA
43.0% increase

$.4B
EUROPE
14.6% increase






Pact
Pact


CRITTER BITTERS
CRITTER BITTERS

The Food + Beverage Market is Growing Rapidly Year Over Year in the US

50K NEW RESTAURANTS AND 25K NEW FOOD BRANDS

$2T

ANNUALLY

INGREDIENTS, FLAVORINGS, + CONDIMENTS

$2.1B

FUNDING IN 2016


Pact
Capim Branco
Pact
Capim Branco
CRITTER BITTERS
CRITTER BITTERS

YET FOR FOOD + BEVERAGE CROWDFUNDING CAMPAIGNS

75% FAIL

Based on Kickstarter statistics - https://www.kickstarter.com/help/stats

Why?

Pre-Sale Model Doesn't Always Work

Rewards-based model is not the best for food + beverage campaigns. Shipping is very expensive, low margins, and funders won't wait a year for "jam".

Food + Beverage Are Unexpected Verticals

The current established sites have their own *perceived* niche; tech, music, personal charities... but **not** food. Food is an afterthought.

Not Focused On Social Economy

Current sites focus on "what is in it for me" versus founders' social mission.

Project Owners Left In The Cold

Funding sites provide little to no help crafting the project materials.

Sites removed all vetting so there is a higher failure rate.

INTRODUCING

pie:shell

PieShell is a platform specifically for a community of food + beverage entrepreneurs that allows for funding of projects through contributions

What makes pie:shell different?

A Niche Vertical

By only accepting food + beverage projects, all projects feel at home.

Stepping-stones

Critical ask and two built in stretch goals

Quality Control + Project Incubation

Vetting during project creation, very specific workflow based on best practices, and pre-funding required to launch.

A Growing Community

We believe our network, in addition to theirs, could bring more funding.

1% For Our Non-Profit Partner Emma's Torch

They provide culinary certification courses for refugees.

Our Timeline



COMPANY
Branding
Established Relationships
Social Marketing
Seed Funding
Secure Office Space & Hire Employees
Initiate Roadmap
2016 - Qtr 3
Qtr 4
2017 - Qtr 1
Qtr 2
Qtr 3
Qtr 4
2018 - Qtr 1
Qtr 2
PRODUCT
Design & Develop MVP
Launch Site
Quarterly Rel. 1.1 *
Quarterly Rel. 1.2
Quarterly Rel. 1.3
Quarterly Rel. 1.4
Quarterly Rel. 2.1
iOS & Android Apps
Quarterly Rel. 2.2

With the exception of critical site issues, all site enhancements will be rolled out on a quarterly basis to ensure site stability and minimum disruption to our users.

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Forecast

		North America		North America + Europe + Asia		
		YR 1	YR 2	YR 3	YR 4	YR 5
REVENUE	Funding - Non-Restaurant	108	1,493	4,465	10,513	15,948
	Funding - Restaurant	60	1,398	4,380	10,223	16,338
	Equity	-	-	351	3,232	11,504
	Data	75	450	1,050	1,500	2,250
	TOTAL REVENUE	**243K**	**3,341K**	**10,247K**	**25,468K**	**46,039K**
EXPENSES	Salaries + Benefits					
	Business Development	108	191	437	437	437
	IT	80	313	490	525	525
	Sales + Marketing	52	419	453	453	453
	Senior Management	86	164	652	750	750
	Advertising, PR, Other	187	360	1,025	2,547	4,604
	Customer Service Software	55	10	-	-	-
	Design UI/UX	3	5	6	12	12
	General Office + Admin	11	14	24	34	36
	IT - AWS/Heroku	4	18	25	29	31
	Legal + Professional	64	59	60	60	60
	Non-Profit Contribution	40	557	1,708	4,245	7,673
	Rent + Utilities	77	173	198	198	198
	TOTAL EXPENSES	**767K**	**2,281K**	**5,082K**	**9,288K**	**14,779K**
	EBITA	(524K)	1,060K	5,165K	16,180K	31,260K

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Successes

PIPELINE *	ACTIVE	COMPLETED
42	2	12
$646k est.	$11k + counting	$121k

EVERY project has reached its first stepping-stone, **100% success rate**

38% of contributors **WAIVED** the **GIFT**

Forbes — PieShell Wants To Be The Crowdfunding Site For Food Startups

New York Business Journal — Crowdfunding Site PieShell Targets The Food And Beverage Niche

* Pipeline projects are in the process of readying their project for launch. Typically a 4 - 6 month process. $646k is the expected funds raised when they reach their first stepping-stone.
* The medias above were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Who is going to make this happen? We Are!



Cheryl Clements
Founder + CEO
18 yrs ERP Sr PM
Family had food startups



Cody Robbins
CTO
Multiple early-stage, venture-backed startups



Caroline Halter
Content Writer



Mike McCumiskey
CFO

Note: The Founder + CEO is the only employee at this time, all other team members are independent - contractors that will be hired with funding from our seed raise.

Where do we get our great advice?



Adam Simons - Head of Emerging Brands at Clorox

Adam Simons is a Bay Area based investor, adviser, and business operator. Adam sits on several boards and regularly counsels founding teams on a variety of business issues. Before Clorox, Adam spent time at Diageo, Publicis, and Corporate Executive Board. He worked on the founding team of a full service marketing research firm based in Philadelphia. Adam recently became a Venture Partner at Montage



Christine Couvelier - Founder of Culinary Concierge

Founder of Culinary Concierge, Christine is a culinary trendologist with over 30 years as a world-class chef. Christine has held positions as Innovation Manager at Unilever, Director of Culinary Strategy at Maple Leaf Foods, and was the Executive Chef for President's Choice Brand.



Robin Sosnow, Esq. - Attorney

Robin is a NYC-based securities lawyer and pioneer in the crowdfunding arena. Robin formerly served as General Counsel to a leading real estate crowdfunding platform in NYC. Robin is also the founder of the National Alcoholic Beverage Licensing Lawyers Group (NABLLG)

Charming Robot - Digital Product Shop

Dan Maccarone - Dan is the co-founder of Charming Robot. Helping startups and media companies shape their online product strategy, including Foursquare, Rent The Runway, Jetsetter and Savored. Created the original strategy and user experience for Hulu. **Chris Pace** is the co-founder of Charming Robot, and an establish visual designer. Chris has help positions at Fly and Indieflavor, LLC **Erik Bowie** is the COO of Charming Robot, and prior to that was the Digital Media Producer at William H. Sadlier a New York City-based, publisher.

Look who's along for the ride!

HBK INCUBATES NYC

FoodBytes! by Rabobank

KITCHENTOWN

OMG ESTD 1983

THE FOOD CORRIDOR

CHOBANI FOOD INCUBATOR

TERRA by Rabobank + RocketSpace

Dwight FUNDING

FRESH SOURCE CAPITAL

Note: We have established relationships with these companies, where we cross-promote, provide programing, mentorship, etc. each others brands to better the F+B community.No formal contracts or agreements signed.

THANK YOU.

pie:shell

Cheryl Clements
Founder + CEO

FoodBytes! Pitch

What if, in the $34B crowdfunding industry, there was a rewards-based site for food and beverage companies *ONLY*?

And what if that site was designed to stop them from failing 75% of the time like they do today?

I'm Cheryl Clements, founder of PieShell, and that's exactly what we've built.

- Projects ask for too much money, so we gave them 3 stepping-stones – their critical need, their want, and their dream – and we're excited to share that since our launch in October 100% of our projects have reached at least their 1st stepping-stone.

- They don't know how to do it, so we incubate them through crowdfunding best practices, making sure they know that they're not alone.

- They don't have enough friends + family, so we take their network plus our network which equals more money.

- Then we PieShell it forward! by donating to our non-profit partner that teaches culinary skills to refugees.

We have over 30 projects in the pipeline, and are now looking for investors to take PieShell to *OUR* next stepping-stone.

Thank you!

Hi, I'm Cheryl Clements. I'm the the Founder and CEO of Pie Shell. Pie Shell is a new crowdfunding site for food and beverage companies to market themselves, and raise critical funding at the same time. When I was in high school my mom started her first business. I was called The Pie Shell. We helped her make pies out of the basement of our house. It's [? 00:29] the community is really in the food and beverage world. I took that, and I actually was entertained, and I thought of starting my own food company, but I didn't have the funds. I thought of crowdfunding. When I found out that 75 percent of crowdfunding projects are failing for food and beverages, I knew I could help.

I have a long history in installing one of the largest software packages in the world. Putting that into fortune 500 companies taught me that best practices are absolutely the way to do it. So I took that skill, and put it into crowdfunding. We make sure that all the food and beverage guys that come to our site follow those best practices. We give them a wonderful blueprint, and we incubate them through that process. We help them understand why they're doing it, and how to do it properly.

We also build stepping stones. That helps people understand the steps it takes in their business, and now much money it takes to get there. Everybody loves super cool, innovative, new products, but millennials and gen Xers actually want more. They want social mission, they want innovation, they want to make a difference in this world, and that's what we've found they contribute to. Every project on PieShell has reached their first stepping stone, and 38 percent have actually waived the gift. They didn't want it. They just want those companies in our world. We're so excited about the guys who have already launched with us.

Not Ketchup is a wonderful condiment with no sugar added. Erika has tripled her revenue since she did it last year. She actually has also turned into a super backer. She's supported every single project on the platform. Will from Nutshell has an amazing all natural bar, and we helped him get his first New York City account. But one of the ones that we're most proud of is Austin's Underdawgs. Austin has down syndrome, and Jan, his mom, wanted to make his dream of being a chef come true. They had a food trailer. They wanted to raise money for a food truck. They raised $25,000, and reached their first stepping stone. In May they shared a video of Austin in his new truck. That's the kind of world we want to live in, where everybody helps one another get to the best place they can be. That's what we're doing at PieShell, and we're so excited to have you join us, and make that happen.